UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Shares, par value $0.0001

(Title of Class of Securities)

043635101

(CUSIP Number)

Hans Olav Kvalvaag
Norsk Hydro ASA
Drammensveien 260
N-0240 Oslo, Norway
+47 (0) 2253 8100

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Sean J. Skiffington
Shearman & Sterling LLP
Commerce Court West, Suite 4405
Toronto, Ontario M5L 1E8 Canada
+1 (416) 360-8484

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,032,842(1) (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,067,390 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,067,390(1) (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%(1) (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 13 Pages

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro Produksjon AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,032,842(1) (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,067,390 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,067,390(1) (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%(1) (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO
_______________________________

(1)
Due to a Share Purchase Agreement and a Voting Agreement (each further described in Item 4, Item 5 and Item 6 below) between Norsk Hydro Produksjon AS and TFG Radiant Investment Group Ltd. (“TFG Radiant”), the reporting persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act and therefore may be deemed to beneficially own 7,965,452 shares of common stock of the Company beneficially owned by TFG Radiant (the “TFG Radiant Shares”). The reporting persons expressly disclaim being a member of a Section 13D “group” with TFG Radiant and expressly disclaim any beneficial ownership of the TFG Radiant Shares.  As a result, the TFG Radiant Shares have been excluded from lines 11 and 13 in the tables above.  If the TFG Radiant Shares were included in lines 11 and 13 of the tables above, these lines would identify the reporting persons as beneficially owning, in the aggregate, 16,032,842 shares of common stock of the Company, or 40.7%.

Page 3 of 13 Pages

Item 1.	Security and Issuer.

This Amendment No. 9 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 18, 2007, August 17, 2007, October 15, 2007, March 14, 2008, March 28, 2008, October 9, 2008, September 30, 2009 and October 7, 2009 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

“This Statement is being filed by Norsk Hydro, a public limited liability company organized under the laws of the Kingdom of Norway, and Produksjon, a limited liability company organized under the laws of the Kingdom of Norway.

Norsk Hydro is engaged in the aluminum and energy industries.  Produksjon is a wholly-owned subsidiary of Norsk Hydro and is engaged in the energy industry.

The principal executive offices of each of Norsk Hydro and Produksjon are located at Drammensveien 260, N-0240 Oslo, Norway.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Norsk Hydro and Produksjon are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Norsk Hydro and Produksjon have entered into a Joint Filing Agreement, dated March 22, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text immediately before the penultimate paragraph of Item 4:

Page 4 of 13 Pages

“As further described in Item 6 below, on December 30, 2011, Produksjon agreed to sell the 8,067,390 Shares owned by it to TFG Radiant Investment Group Ltd., a company organized under the laws of the British Virgin Islands (“TFG Radiant”), the Company’s second largest shareholder.  This sale and purchase is conditional on, among other customary conditions for a transaction of this nature, the Company having delivered a written waiver to TFG Radiant in and by which it waives the restrictions on TFG Radiant acquiring or agreeing to acquire, directly or indirectly, beneficial ownership of any shares of common stock of the Company, which restrictions are contained in a stockholders’ agreement, dated as of August 12, 2011, between the Company and TFG Radiant (the “TFG Stockholders’ Agreement”).

Upon consummation of the sale and purchase described in the immediately preceding paragraph, Produksjon intends to cause its representative on the board of directors of the Company to resign, effective from the date of such sale and purchase.

The information set forth in Item 6 is hereby incorporated by reference in this Item 4.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares as of the date of the First Closing.  Each of Norsk Hydro and Produksjon is deemed to beneficially own these 1,600,000 Shares.

On the Initial Warrants Closing, Produksjon acquired (i) 934,462 Shares, which, together with the 1,600,000 Shares owned by Produksjon, represented 23.0% of the Company’s outstanding Shares as of the date of the Initial Warrants Closing and (ii) 1,965,690 Class B Warrants.

On the March 28 Closing, Produksjon acquired 2,341,897 Shares and 1,689,905 Class B Warrants.

On the October 8 Closing, Produksjon acquired 2,421,801 Shares.

On the October 6, 2009 Closing, Produksjon acquired 769,230 Shares.

The Class B Warrants expired unexercised on July 10, 2011.

In aggregate, Produksjon therefore holds 8,067,390 Shares, which represent 20.5% of the Company’s issued and outstanding Shares.

Page 5 of 13 Pages

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Norsk Hydro and Produksjon is based on 39,345,459 Shares outstanding as of December 29, 2011, as provided in the Company’s registration statement on Form S-3 filed with the SEC on December 29, 2011.

Norsk Hydro and Produksjon may be deemed to have shared voting power over 7,965,452 Shares due to the Share Purchase Agreement between TFG Radiant further described in Item 4 above and in Item 6 below and a Voting Agreement between TFG Radiant and Produksjon further described in Item 6 below.  TFG Radiant is a joint venture of Radiant Group, a Chinese construction and real estate conglomerate, and Tertius Financial Group, a Singaporean investment firm.  The core businesses of TFG Radiant are metal roofing and facades, import and export trading, real estate investment, project management consulting and new-energy development.  The address of TFG Radiant’s principal office is Block B, Fourth Floor, Building B, No. 1 Binlang Road, Fuitan FTZ, Shenzhen, China 518038.  According to the Schedule 13D filed by TFG Radiant on August 22, 2011, during the last five years, TFG Radiant has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text immediately before the last paragraph of Item 6:

Page 6 of 13 Pages

“On August 12, 2011, TFG Radiant and Produksjon entered into a Voting Agreement (the “TFG Voting Agreement”).  Under the terms of the TFG Voting Agreement, Produksjon has agreed to vote (or cause to be voted) in person or by proxy all shares beneficially owned by it in favor of (a) the issuance of 9,500,000 Shares to TFG Radiant by the Company upon exercise by TFG Radiant of an option to acquire such Shares granted by the Company to TFG Radiant subject to, among other things, approval of the Company’s stockholders of such issuance; and (b) TFG Radiant’s board designees that are designated in accordance with the TFG Stockholders’ Agreement.

The foregoing description of the TFG Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the TFG Voting Agreement, which is filed as Exhibit I hereto and incorporated herein by reference.

On December 30, 2011, Produksjon and TFG Radiant entered into a Share Purchase Agreement (the “Sale Agreement”), a copy of which is attached as Exhibit J hereto.  The description of the Sale Agreement contained herein is qualified in its entirety by reference to Exhibit J, which is incorporated herein by reference.  Pursuant to the Sale Agreement, Produksjon agreed to sell, deliver, transfer, assign and convey to TFG Radiant, and TFG Radiant agreed to purchase and acquire from Produksjon all 8,067,390 Shares beneficially owned by Produksjon in exchange for a cash purchase price of $4,000,000, $1,000,000 of which was paid on January 3, 2012 as a non-refundable deposit and the remaining $3,000,000 of which will be paid at the closing of the sale and purchase.  The acquisition of Shares by TFG Radiant pursuant to the Sale Agreement is conditional on, among other customary conditions for a transaction of this nature, receipt by TFG Radiant of a written waiver from the Company in and by which it waives the restrictions on TFG Radiant acquiring or agreeing to acquire, directly or indirectly, beneficial ownership of Shares contained in Sections 4.01 and 4.02 of the TFG Stockholders’ Agreement (a copy of which is filed as Exhibit 99.2 to the Company’s Current Report filed with the SEC on Form 8-K on August 15, 2011).  The Sale Agreement may be terminated by either party if the closing of the sale and purchase of the Shares has not occurred by March 31, 2012.

Produksjon also agreed in the Sale Agreement that between the date thereof and the date of the consummation of the sale and purchase contemplated thereunder, it shall, at any meeting of the stockholders of the Company or in any action by written consent of the stockholders of the Company, (a) when a meeting is held, appear at such meeting or otherwise cause its Shares to be counted as present thereat for the purpose of establishing a quorum; and (b) vote (or cause to be voted) in person or by proxy all Shares as directed by TFG Radiant (other than as would reasonably be expected to negatively impact the value of the Shares to Produksjon, result in dilution of Produksjon’s voting rights, or otherwise negatively affect Produksjon’s protections as a minority shareholder of the Company as provided in the Company’s organizational documents or in any written agreements existing between Produksjon and the Company in respect thereof).”

Page 7 of 13 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

I
Voting Agreement, dated August 12, 2011, between Norsk Hydro Produksjon and TFG Radiant Investment Group Ltd. incorporated by reference to Exhibit 99.4 to the Company’s Current Report filed with the SEC on Form 8-K on August 15, 2011

J	Share Purchase Agreement, dated as of December 30, 2011, between Norsk Hydro Produksjon AS and TFG Radiant Investment Group Ltd.

Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 3, 2012	NORSK HYDRO ASA

/s/ Arnstein Sletmoe
	Name:	Arnstein Sletmoe
	Title:	SVP M&A

NORSK HYDRO PRODUKSJON AS

/s/ Hans Olav Kvalvaag
Name:	Hans Olav Kvalvaag
Title:	Authorised Signatory

Page 9 of 13 Pages

SCHEDULE A

Norsk Hydro ASA
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Terje Vareberg	Chairperson	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Bente Rathe	Deputy Chairperson	Norsk Hydro ASA Drammensveien 260, N-0283 Oslo Norway	Norwegian

Eva Persson	Director	Norsk Hydro ASA	Swedish
Drammensveien 260,
N-0283 Oslo
Norway

Liv Monica Stubholt	Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Tito Martins	Director	Norsk Hydro ASA	Brazilian
Drammensveien 260,
N-0283 Oslo
Norway

Finn Jebsen	Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Inge K. Hansen	Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Billy Fredagsvik	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Sten Roar Martinsen	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Ove Ellefsen	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Page 10 of 13 Pages

Executive Officers

Svein Richard Brandtzæg	President and Chief Executive Officer	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Jørgen C. Arentz Rostrup	Executive Vice President and	Norsk Hydro ASA	Norwegian
	Chief Financial Officer	Drammensveien 260,
N-0283 Oslo
Norway

Hilde Merete Aasheim	Executive Vice President	Norsk Hydro ASA	Norwegian
	Primary Metal	Drammensveien 260,
N-0283 Oslo
Norway

Kjetil Ebbesberg	Executive Vice President	Norsk Hydro ASA	Norwegian
	Metal Markets	Drammensveien 260,
N-0283 Oslo
Norway

Oliver Bell	Executive Vice President	Norsk Hydro ASA	German
	Rolled Products	Drammensveien 260,
N-0283 Oslo
Norway

Johnny Undeli	Executive Vice President	Norsk Hydro ASA	Norwegian
	Bauxite & Alumina	Drammensveien 260,
N-0283 Oslo
Norway

Tom Røtjer	Executive Vice President	Norsk Hydro ASA	Norwegian
	Projects	Drammensveien 260,
N-0283 Oslo
Norway

Arvid Moss	Executive Vice President	Norsk Hydro ASA	Norwegian
	Energy and Corporate Business Development	Drammensveien 260,
N-0283 Oslo
Norway

Wenche Agerup	Executive Vice President	Norsk Hydro ASA	Norwegian
	Corporate Staffs	Drammensveien 260,
N-0283 Oslo
Norway

Hans-Joachim Kock	Executive Vice President	Norsk Hydro ASA	Norwegian
	Extruded Products	Drammensveien 260,
N-0283 Oslo
Norway

Page 11 of 13 Pages

Norsk Hydro Produksjon AS
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Arvid Moss	Executive Vice President, Energy	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Håvard Haukdal	Head of Finance, Vice President, Energy	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Thomas Fjeld Heltne	Legal Counsel, Legal Department	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Executive Officers

Trond Olaf Christophersen	Managing Director and Vice President	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro AS and Norsk Hydro Produksjon AS

I
Voting Agreement, dated August 12, 2011, between Norsk Hydro Produksjon and TFG Radiant Investment Group Ltd. incorporated by reference to Exhibit 99.4 to the Company’s Current Report filed with the SEC on Form 8-K on August 15, 2011

J	Share Purchase Agreement, dated as of December 30, 2011, between Norsk Hydro Produksjon AS and TFG Radiant Investment Group Ltd.

Page 13 of 13 Pages